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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 3)


                                MINOLTA-QMS, INC.

                                (Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE                      74726G102
--------------------------------------------------------------------------------
   (Title of class of securities)                         (CUSIP number)

TOSHIHIRO KATAOKA                                ALLEN A. HANS
MINOLTA CO., LTD.                                MINOLTA INVESTMENTS COMPANY
3-13 AZUCHI-MACHI 2-CHOME,                       C/O MINOLTA CORPORATION
CHUO-KU, OSAKA 541-8556, JAPAN                   101 WILLIAMS DRIVE
TELEPHONE:  (81) 6-6271-2621                     RAMSEY, NEW JERSEY  07446
FACSIMILE:  (81) 6-6271-2283                     TELEPHONE:  (201) 825-4000
                                                 FACSIMILE:  (201) 825-7331

--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                               SEPTEMBER 13, 2000
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



                                  Page 1 of 50



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NY2:\963096\01\KN4_01!.DOC\63760.0018

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         74726G102                                           13D                      Page 2 of 50
--------------------------------- ----------------------------------------------                 -----------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               MINOLTA INVESTMENTS COMPANY
                       I.R.S. IDENTIFICATION NOS.                                                23-56-58241
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------- -------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                            (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    AF

---------------------- ----------------------------------------------------------------------------------------------- -------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    7,570,000
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               7,570,000
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  7,570,000

---------------------- ----------------------------------------------------------------------------------------------- -------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

---------------------- ----------------------------------------------------------------------------------------------- -------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             57.1%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         74726G102                                           13D                      Page 3 of 50
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               MINOLTA CO., LTD.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------- -------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                            (B) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    OO, WC

---------------------- ----------------------------------------------------------------------------------------------- -------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     JAPAN

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    0
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  7,570,000
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               0
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             7,570,000

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  7,570,000

---------------------- ----------------------------------------------------------------------------------------------- -------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

---------------------- ----------------------------------------------------------------------------------------------- -------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                             57.1%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


                  This Amendment No. 3 amends the Schedule 13D, jointly filed by Minolta Co., Ltd. ("Minolta") and Minolta Investments Company ("MIC") on June 14, 1999, as amended, with respect to the shares of common stock, par value $0.01 per share ("Common Stock"), of Minolta-QMS, Inc. (the "Company).

Item 3.       Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

              The total amount of funds required by Minolta and MIC to consummate the proposed tender offer and second-step merger referred to below in
Item 4 and to pay related fees and expenses will be derived from working capital of Minolta. Minolta expects to fund any necessary capital contributions or advances to MIC through the use of internally generated funds and bank borrowings in Japan.

Item 4.       Purpose of Transaction.
              ----------------------

              On September 13, 2000, Minolta issued a press release announcing the execution of a definitive merger agreement (the "Merger Agreement") that provides for, among other things, MIC to commence a tender offer for all outstanding shares of Common Stock not owned by Minolta or MIC at a price of $6.00 per share, followed by a second-step cash merger between the Company and MIC. The press release is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 5.       Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

              The form of Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 7.       Materials to be Filed as Exhibits.
              ---------------------------------

              Exhibit 1 Press Release, dated September 13, 2000, issued by Minolta.

              Exhibit 2 Form of Merger Agreement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                               MINOLTA CO., LTD.


                               By: /s/ Masanori Hondo
                                   ---------------------------------
                                   Name:  Masanori Hondo
                                   Title: Director





                               MINOLTA INVESTMENTS COMPANY


                               By: /s/ Allen A. Hans
                                   ---------------------------------
                                   Name:  Allen A. Hans
                                   Title: Vice President and Secretary





Date: September 13, 2000

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.        Description of Exhibit
-----------        ----------------------

Exhibit 1          Press Release, dated September 13, 2000, issued by Minolta.

Exhibit 2          Form of Merger Agreement.







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